UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

INTEGRATED SECURITY SYSTEMS, INC.

(Exact name of registrant as specified in its charter)

(Doing Business as iSatori, Technologies, Inc.)

Delaware	1-11900	75-2422983
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

15000 W 6th Avenue, Suite 202 Golden, CO	80401
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code:  (303) 215-9174

INTEGRATED SECURITY SYSTEMS, INC.

INFORMATION STATEMENT

PURSUANT TO SECTION 14F OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

INTEGRATED SECURITY SYSTEMS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY INTEGRATED SECURITY SYSTEMS, INC.’S STOCKHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being furnished to the holders of record on April 5, 2012, of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of Integrated Security Systems, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the board of directors of the Company (the “Board”) as contemplated by that certain Merger Agreement (the “Merger Agreement”), dated as of February 17, 2012, by and among the Company, iSatori Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), and iSatori Technologies, Inc., a Colorado corporation (“iSatori”).  This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s stockholders.

In accordance with the terms of the Merger Agreement, effective April 5, 2012: (i) the Board appointed Stephen Adele to serve as a director of the Company and (ii) William Breedlove and Frank Marlow resigned from the Board. Effective ten (10) days after the date this Information Statement is filed with the Securities and Exchange Commission (“SEC”) and mailed to the Company’s stockholders of record (the “Effective Date”), the Board will appoint Todd Ordal and Bradford Morgan to serve as directors of the Company, such that as of the Effective Date, the members of the Board shall be Russell Cleveland, Stephen Adele, Robert Galecke, Todd Ordal and Bradford Morgan.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

Change of Control Transaction

Pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into iSatori, with iSatori remaining as the surviving corporation (the “Merger”).  In addition, pursuant to the terms of the Merger Agreement, each share of common stock of iSatori was converted into and represented the right to receive 0.66802025 of a share of Common Stock.  At the closing of the Merger, the Company issued approximately 7,009,705 shares of the Common Stock to the holders of iSatori’s outstanding common stock.  In addition, the Company issued (i) warrants to purchase approximately 577,513 shares of Common Stock to the holders of warrants to purchase shares of iSatori’s common stock and (ii) options to purchase approximately 823,755 shares of Common Stock to the holders of options to purchase iSatori’s common stock.

On April 5, 2012, (i) Russell Cleveland and Sharon Doherty resigned from all offices held by them as officers of the Company, (ii) William Breedlove and Frank Marlow resigned from the Board and (iii) the Company appointed Stephen Adele as its president and chief executive officer and Mike Wilemon as its chief financial officer and secretary. On the Effective Date, the Company’s new Board will consist of Russell Cleveland, Stephen Adele, Robert Galecke, Todd Ordal and Bradford Morgan.

Voting Securities

The Company’s authorized capital stock consists of 56,250,000 shares of Common Stock and 750,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).  9,500 shares of Preferred Stock are designated as Series A $20 Convertible Preferred Stock (the “Series A Preferred”), of which 9,500 shares are issued and outstanding and 150,000 shares of Preferred Stock are designated as Series D $20 Convertible Preferred Stock (the “Series D Preferred”), of which 13,000 are issued and outstanding.  As of April 5, 2012, the Company had 14,018,288 shares of Common Stock issued and outstanding.

The Common Stock and Series D Preferred are the only classes of equity securities of the Company that are entitled to vote at a meeting of the Company’s stockholders.  Each share of Common Stock entitles the holder thereof to one (1) vote and each share of Series D Preferred entitles the holder thereof to the number of votes equal to the number of shares of Common Stock into which the share of Series D Preferred could be converted on the date of determination.  As of the date of this filing, each share of Series D Preferred has one-quarter (1/4th) of a vote, and the total number of votes held by the holders of Series D Preferred, on an as-converted-to-Common Stock basis, is 3,250 votes.

Where to Find More Information About the Company

The Company files all required reports due under the Exchange Act with the SEC. Such reports include annual reports, quarterly reports, current reports and other information the Company is required to file pursuant to the securities laws. You may read and copy materials the Company files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC which is http://www.sec.gov.

Board of Directors and Executive Officers

Board of Directors and Executive Officers Immediately Prior to the Merger

Russell Cleveland, Robert Glaecke and Stephen Adele currently serve as the Company’s directors.  Stephen Adele and Michael Wilemon currently serve as the Company’s executive officers.

Russell Cleveland, served as Chairman of the Board and Acting Chief Executive Officer of Integrated from April 1, 2011 through the consummation of the Merger, has been a director of the Company since February 2001 and served as Chairman of the Board during fiscal 2008.  Mr. Cleveland is the President, Chief Executive Officer, sole director and majority shareholder of Renn Capital Group, Inc.  He has served as President, Chief Executive Officer and director of RENN Global Entrepreneurs Fund, Inc. since its inception in 1994.  Mr. Cleveland is a Chartered Financial Analyst with more than 40 years experience as a specialist in investments for smaller capitalization companies.  Mr. Cleveland has also served as President of the Dallas Association of Investment Analysts.  He also serves on the Boards of Directors of Access Plans, Inc., Cover-All Technologies, Inc. and RENN Entrepreneurial Fund Limited.  Mr. Cleveland is a graduate of the Wharton School of Commerce and Finance of the University of Pennsylvania.

Robert M. Galecke, 68, has been a director of the Company since May 1996.  Mr. Galecke joined the University of Dallas in June 1996 and is currently serving as executive vice president.  Mr. Galecke also has been chairman of the board, president or chief executive officer of public companies in healthcare, real estate and financial services, as well as having spent 20 years in the commercial banking industry. Mr. Galecke received a graduate degree from the School of Banking at the University of Wisconsin, Madison, and a B.S. in Economics from the University of Wisconsin at Stevens Point.

Stephen Adelé, 41, has served as the Company’s Chief Executive Officer, President and Chairman of the Board since the consummation of the Merger.  Mr. Adelé founded iSatori in 2001 and has served as its Chief Executive Officer since that time.  Prior to founding iSatori, Mr. Adelé served as executive vice president for Experimental and Applied Sciences (EAS, Inc) from April 1995 to May 2000.  At EAS, Mr. Adelé sourced and secured foreign distribution partners, developed strategic partnerships, set up local manufacturing, and assisted partners in developing strategic growth plans.  In addition, he worked with regulatory agencies to ensure governmentally compliant formulated products and established a distribution center in Tilburg, Netherlands, as well as manufacturing in Germany and New Zealand. Mr. Adelé earned his bachelor’s degree in finance, with a minor in international studies, from the University of Colorado. Mr. Adelé is the author of several books on fitness, nutrition and wellness and has published numerous articles on these topics. As the CEO of iSatori, he was named as a finalist for Entrepreneur of the Year by Ernst & Young in 2006 and 2007, named a finalist for “Best Boss in America” by Fortune magazine, won the prestigious Gold Award for growth in small businesses by Nutrition Business Journal, was named Outstanding Young Coloradan in 2009 and was nominated for Outstanding Young American in 2010.

Michael Wilemon, 64, has served as the Company’s Chief Financial Officer and Secretary since the consummation of the Merger.  Mr. Wilemon joined iSatori in May, 2004 as its Chief Financial Officer and Secretary. Prior to joining iSatori, Mr. Wilemon served as Vice President and Chief Financial Officer for RMO, Inc. from 1998 through April 2004.  Prior to joining RMO, Inc., Mr. Wilemon served as Controller for American Wyott Corporation from 1996 through 1998 and for Victory Climate Systems (d/b/a SCS/Frigette) from 1992 through 1996.  Mr. Wilemon received his bachelor’s degree in accounting from Texas Christian University.

There are no familial relationships among any of the Company’s current executive officers or directors.  Except as set forth in the biographies above, none of the Company’s current directors or executive officers is a director in any other reporting company.  None of the Company’s current directors or executive officers has been affiliated with any company that has filed for bankruptcy within the last ten years.  The Company is not aware of any proceedings to which any of the Company’s current executive officers or directors, or any associate of any of the Company’s executive officers or directors, is a party adverse to the Company or any of the Company’s subsidiaries, or has a material interest adverse to the Company or any of the Company’s subsidiaries.

Board of Directors and Executive Officers Following the Merger

Upon the Effective Date, the Board and shall appoint Todd Ordal and Bradford Morgan to serve as directors of the Company, such that upon the Effective Date, the members of the Board shall be Russell Cleveland, Robert Galecke, Stephen Adele, Todd Ordal and Bradford Morgan.

Upon the Effective Date, neither Todd Ordal nor Bradford Morgan, nor any of their respective affiliates, will have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. Upon the Effective Date, neither Todd Ordal nor Bradford Morgan will have a familial relationship with any current or proposed director or executive officer of the Company.  The number of equity securities of the Company or rights to acquire any such securities of the Company that will be beneficially owned by Todd Ordal and Bradford Morgan upon the Effective Date are set forth below under the caption “Beneficial Ownership of the Company’s Common Stock at the Effective Date.”

The following sets forth certain information concerning the experience and background of Todd Ordal and Bradford Morgan.

Todd Ordal is the President and founder of Applied Strategy, LLC, a private consulting company providing consulting and coaching services to chief executive officers and other executives around the word.  Prior to founding Applied Strategy, LLC, Mr. Ordal served as Chief Executive Officer of Dore Achievement Centers from December, 2002 until November, 2004.  Prior to joining Dore Achievement Centers, Mr. Ordal served President and Chief Executive Officer of Classic Sports Companies from January, 2001 until December, 2002. Prior to Classic Sport Companies, Mr. Ordal served as a Division President for Kinko’s where he had accountability for $500,000,000 in revenue, 300 stores and 7,000 people. Mr. Ordal served as a member of the board of directors for Kinko’s Service Corporation from July, 1992 until July, 1997.  He has also served on several non-profit board and boards of advisors. Mr. Ordal received his bachelors in psychology from Morehead State University and his MBA from Regis University.

The Company believes that Mr. Ordal, due to his considerable experience with growing successful businesses, as well as his extensive knowledge and understanding of marketing and finance matters, is qualified to be a member of the Board.

Bradford Morgan is the President of Cogency, a consulting company specializing in marketing and business strategy. Prior to founding Cogency 1998, Mr. Morgan served as the Senior Vice President of Harrah’s Entertainment, Inc. from 1994 through 1997. Prior to joining Harrah’s Entertainment, Inc., Mr. Morgan served as Executive Vice President – Marketing and Sales for Visa U.S.A., Inc. from 1988 through 1993.  Mr. Morgan received his bachelors in agricultural economics from Cornell University and his MBA from Colgate Darden School at the University of Virginia

The Company believes that Mr. Morgan, due to his considerable leadership experience in public companies, as well as his extensive knowledge and understanding of marketing and sales matters, is qualified to be a member of the Board.

Corporate Governance

Board Composition

The Company’s bylaws provide that the Board shall consist of one or more members.  Each director of the Company serves for a term of one year or until the successor is elected at the Company’s annual stockholders’ meeting and is qualified, subject to removal by the Company’s stockholders.  Each officer serves, at the pleasure of the Board, for a term of one year and until the successor is elected at the annual meeting of the Board and is qualified.

Board Leadership Structure

The Company has chosen to combine the principal executive officer and Board chairman positions.  The Company believes that this Board leadership structure is the most appropriate for the Company.  The Company is a development stage company with few employees and at this early stage it is more efficient to have the leadership of the Board in the same hands as the principal executive officer of the Company.  The challenges faced by the Company at this stage – obtaining financing and developing the Company’s business – are most efficiently dealt with by one person who is familiar with both the operational aspects as well as the strategic aspects of the Company’s business.

Committees of the Board; Audit Committee Financial Expert

The Board currently has an audit committee consisting solely of Robert Galecke.  The Board is currently considering what other directors to add the audit committee.  The SEC has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to audit committees.  One of the rules adopted by the SEC requires a company to disclose whether it has an “audit committee financial expert” serving on its audit committee.  Based on its review of the criteria of an audit committee financial expert under the rules adopted by the SEC, the Board determined that Mr. Galecke is an “audit committee financial expert,” as that term is defined in Item 401(e) of Regulation S-B promulgated by the SEC.  Mr. Galecke is “independent,” as that term is used in Item 7(a)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

Potential Conflicts of Interest

The Company is not aware of any conflicts of interest with any of the Company’s executive officers or directors.

Director Independence

Robert Galecke, Todd Ordal and Bradford Morgan are independent directors based on the New York Stock Exchange definition of independence.

Board’s Role in Risk Oversight

The Board assesses on an ongoing basis the risks faced by the Company.  These risks include financial, technological, competitive, and operational risks.  The Board dedicates time at each of its meetings to review and consider the relevant risks faced by the Company at that time.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past 10 years.

The Company is not aware of any material proceedings in which any of its directors, executive officers, affiliates, stockholders of record or beneficial owners of more than 5% of the Common Stock, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Officer and Director Compensation

Summary Compensation Table

The following table shows the compensation of the executive officers of the Company and its subsidiaries whose compensation exceeded $100,000 for the fiscal years ended June 30, 2011 and 2010.

Name and Principal Position	Year	Salary	Bonus	Non Equity Incentive Plan Compensation(5)	All Other Compensation	Total
Russell Cleveland(1)	2011	$-	$-	$-	$-	$-
Board Chairman and Acting CEO
Brooks Sherman(2)	2011	$127,500	$60,000	$25,410	$6,387	$219,297
Former Board Chairman and CEO	2010	180,000	-	-	5,400	185,400
Sharon Doherty(3)	2011	$100,000	$10,000	$14,117	$3,724	$127,840
CFO	2010	93,333	-	-	3,900	97,233
Paul Matthews(4)	2011	$87,500	$-	$15,925	$10,513	$113,938
Former President & COO of B&B ARMR Corp.	2010	150,000	-	-	4,500	154,500

__________________

(1)

Appointed as Chairman of the Board and Acting CEO of Integrated effective April 1, 2011 and took no compensation as principal officer. He is employed as President and CEO of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC.

(2)

Began employment on August 29, 2008 and resigned March 31, 2011.

(3)

Began employment on January 12, 2009.

(4)

Began employment on November 8, 2004 and resigned January 31, 2011 upon the sale of the operations of B&B ARMR Corp.

(5)

The non-equity incentive plan was a short-term incentive plan for fiscal year 2011 offered to executives and senior management based on operating earnings compared to segment targets set by the Compensation Committee of the Board of Directors of Integrated.  Due to the sale of operations on January 31, 2011, the performance was measured for the seven months ending January 31, 2011 compared to the same target period.

No other executive officer’s salary and bonus exceeded $100,000 annually and no executive had any form of long-term incentive plan compensation arrangement with the Company during the fiscal years ended June 30, 2011 or 2010.

Director Compensation

The Board met four times during fiscal 2011. Directors are compensated by either restricted stock awards or incentive stock options, at the choice of the individual director, in an amount equivalent to $10,000 annually for serving on the Board in addition to $1,250 for each committee on which they serve.  In addition, Mr. Robert Galecke is paid $10,000 annually for his services as the Company’s audit committee chairman.  All directors are reimbursed for their out-of-pocket expenses incurred in connection with their attendance at board meetings.

Mr. Cleveland serves on the Board representing the interests of the RENN Capital Group, Inc. funds and his director fees are income to the funds.

Name	Fees Earned or Paid in Cash (1)	Stock Awards	Option Awards (2)	All Other Compensation	Total
William Breedlove	$6,250	$-	$5,985	$5,000	$17,235
Russell Cleveland	6,250	12,500	-	-	18,750
Robert Galecke	10,000	-	9,576	5,000	24,576
Frank Marlow	6,250	-	5,985	5,000	17,235

______________________

(1) These fees earned were waived, reversed and never paid pursuant to a meeting of the Board on January 3, 2012

(2) These represent one option award, and are the only stock-based equity awards outstanding at the fiscal year end.

Following consummation of the Merger, directors will be compensated with cash payments of $1,250 per quarter, payable in arrears, beginning on June 30, 2012.  Directors will also receive an annual grant of restricted shares, vesting one year from the grant date, with a market value of $5,000 based on the trailing five day average Company stock price. The first such grant will occur on or around April 30, 2012 with future grants to occur on or around April 30 of each year.  In addition, the chair of the Audit Committee of the Board will receive an additional cash payment of $312.50 per quarter and an additional annual grant of restricted shares with a market value of $1,250.

Board of Directors

Election of Directors, Meetings of the Board of Directors, and Related Matters

Directors are elected at the annual meeting of stockholders, and each director holds office until his successor is duly appointed or elected, unless he or she sooner resigns or is removed.  During the fiscal year ended June 30, 2011, the Board met four times. The Company does not have a policy regarding directors’ attendance at annual stockholder meetings and the Company did not hold such a meeting during the fiscal year ended June 30, 2011.

Stockholders Communication with Directors

The Company’s stockholders may send communications to the Board or to individual directors by mail addressed to the Board or to an individual director c/o iSatori Technologies, Inc., c/o Stephen Adele, 15000 W 6th Avenue, Suite 202, Golden, Colorado 80401.

Board Committees

The Board has a standing audit committee.  The Board currently has an audit committee consisting solely of Robert Galecke and is considering what other members to add to the audit committee.  The Board has determined that Mr. Galecke is an “audit committee financial expert,” as that term is defined in Item 401(e) of Regulation S-B promulgated by the SEC.

Beneficial Ownership of the Company’s Common Stock Prior to the Effective Date

The following table sets forth, as of April 5, 2012, information with respect to the securities holdings of all persons that the Company, pursuant to filings with the SEC and the Company’s stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock.  The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors or officers of the Company upon the Effective Date.  Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity, subject to the matters set forth in the footnotes to the table below.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage Ownership
Stephen Adelé (3) Chief Executive Officer and President	7,163,332	48.9%
Russell Cleveland (4)(5) Director	4,457,439	30.4%
Robert M. Galecke (6) Director	48,283	* %
Todd Ordal Director	-	* %
Bradford Morgan Director	-	* %
Mike Wilemon (7) Chief Financial Officer and Secretary	133,604	* %
Executive officers, directors and director-nominees as a group (8)	11,646,031	76.7%
RENN Universal Growth Investment Trust PLC (9)	3,157,741	21.8%
RENN Global Entrepreneurs Fund Inc (10)	1,283,361	9.0%

 *

Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

Unless otherwise indicated, the address for each director and officer is c/o Integrated Security Systems, Inc., 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The information in this table is based on statements in filings with the SEC, or other reliable information available to the Company.

(2)

Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from April 5, 2012 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(3)

Stephen Adelé Enterprises, Inc. is the record holder of 6,680,203 of these shares. Mr. Adelé is the sole stockholder of Stephen Adelé Enterprises, Inc., and may be considered to have beneficial ownership of the Stephen Adelé Enterprises, Inc. interests. Includes currently exercisable options to purchase 483,129 shares of common stock.

(4)

Includes 667,359 shares of common stock issuable upon the exercise of warrants and 1,874 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this person is 8080 N. Central Expressway, Suite 210, Dallas, TX 75206.

(5)

Mr. Cleveland is employed as President and CEO of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC. Mr. Cleveland disclaims beneficial ownership of all shares held by RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC except to the extent of his pecuniary interest therein.

(6)

Includes 836 shares of common stock issuable upon the exercise of warrants and 31,918 shares of common stock issuable upon the exercise of outstanding options.  The address for this person is 2009 Chenault Drive, Suite 114; Carrollton, Texas 75006.

(7)

Includes currently exercisable options to purchase 133,604 shares of common stock.

(8)

Includes currently exercisable options to purchase 1,162,383 shares of common stock and 836 shares of common stock issuable upon the exercise of warrants.

(9)

Includes 498,725 shares of common stock issuable upon the exercise of warrants and 937 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

(10)

Includes 168,634 shares of common stock issuable upon the exercise of warrants and 937 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

Beneficial Ownership of the Company’s Common Stock at the Effective Date

The following table sets forth, as of the Effective Date, iformation with respect to the proposed securities holdings of all persons that the Company has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock as a result of the Merger.  The following table also sets forth, as of the Effective Date, the proposed beneficial ownership of the Common Stock by all current officers and directors of the Company, both individually and as a group, and all persons who will become directors or officers of the Company upon the Effective Date as a result of the Merger.  Unless otherwise indicated, each person or entity named below will have sole voting and investment power with respect to all Common Stock beneficially owned by that person or entity at the Effective Date, subject to the matters set forth in the footnotes to the table below.  All share amounts and percentages of ownership as of the Effective Date are pursuant to the Merger and remain subject to change.  In the event that the Merger is not effectuated, the individuals will not receive the shares set forth below.

Name and Address of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percentage Ownership
Stephen Adelé (3) Chief Executive Officer and President	7,163,332	48.9%
Russell Cleveland (4)(5) Director	4,457,439	30.4%
Robert M. Galecke (6) Director	48,283	* %
Todd Ordal Director	-	* %
Bradford Morgan Director	-	* %
Mike Wilemon (7) Chief Financial Officer and Secretary	133,604	* %
Executive officers, directors and director-nominees as a group (8)	11,646,031	76.7%
RENN Universal Growth Investment Trust PLC (9)	3,157,741	21.8%
RENN Global Entrepreneurs Fund Inc (10)	1,283,361	9.0%

_____________________

(1)

Unless otherwise indicated, the address for each director and officer is c/o Integrated Security Systems, Inc., 15000 W. 6th Avenue, Suite 202, Golden, Colorado 80401. Unless otherwise indicated, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. The information in this table is based on statements in filings with the SEC, or other reliable information available to the Company.

(2)

Beneficial ownership of shares and percentage ownership are determined in accordance with the rules of the SEC. In calculating the number of shares beneficially owned by an individual or entity and the percentage ownership of that individual or entity, shares underlying warrants held by that individual or entity that are either currently exercisable or exercisable within 60 days from April 5, 2012 are deemed outstanding. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other individual or entity.

(3)

Stephen Adelé Enterprises, Inc. is the record holder of 6,680,203 of these shares. Mr. Adelé is the sole stockholder of Stephen Adelé Enterprises, Inc., and may be considered to have beneficial ownership of the Stephen Adelé Enterprises, Inc. interests. Includes currently exercisable options to purchase 483,129 shares of common stock.

(4)

Includes 667,359 shares of common stock issuable upon the exercise of warrants and 1,874 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this person is 8080 N. Central Expressway, Suite 210, Dallas, TX 75206.

(5)

Mr. Cleveland is employed as President and CEO of RENN Capital Group, Inc., which serves as investment manager to RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC. Mr. Cleveland disclaims beneficial ownership of all shares held by RENN Global Entrepreneurs Fund, Inc. and to RENN Universal Growth Investment Trust PLC except to the extent of his pecuniary interest therein.

(6)

Includes 836 shares of common stock issuable upon the exercise of warrants and 31,918 shares of common stock issuable upon the exercise of outstanding options.  The address for this person is 2009 Chenault Drive, Suite 114; Carrollton, Texas 75006.

(7)

Includes currently exercisable options to purchase 133,604 shares of common stock.

(8)

Includes currently exercisable options to purchase 1,162,383 shares of common stock and 836 shares of common stock issuable upon the exercise of warrants.

(9)

Includes 498,725 shares of common stock issuable upon the exercise of warrants and 937 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

(10)

Includes 168,634 shares of common stock issuable upon the exercise of warrants and 937 shares of common stock issuable upon the conversion of Series D preferred stock.  The address for this company is 8080 N. Central Expressway, Suite 210; Dallas, TX 75206.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s officers and directors and persons who own more than 10% of the Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock. Such officers, directors and 10% stockholders are also required by applicable SEC rules to furnish the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act.  Based solely on the Company’s review of the copies of such forms received by the Company or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended June 30, 2011, Mr. Breedlove, Mr. Galecke and Mr. Marlow were delinquent in filing Form 4 for stock options issued during the 2011 fiscal year.

Certain Relationships And Related Transactions

Transactions with Management and Others

There are no transactions, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company’s total assets at year-end for the last three completed fiscal years, and in which any of the current directors or officers or the incoming directors and officers had or will have a direct or indirect material interest. There is no material plan, contract or arrangement (whether or not written) to which any of the current directors or officers or the incoming directors and officers is a party or in which they participate that is entered into or material amendment in connection with the Company’s appointment of any of the current directors or officers or the incoming directors and officers, or any grant or award to any of the current directors or officers or the incoming directors or officers or modification thereto, under any such plan, contract or arrangement in connection with the Company’s appointment of any of the current directors or officers or the incoming directors and officers.

Indebtedness of Management

None.

Conflicts of Interest

None.

Signatures

Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Integrated Security Systems, Inc.

By:	/s/ Michael Wilemon
Michael Wilemon
Chief Financial Officer and Secretary

Dated: April 16, 2012